U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[x] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Rho Management Trust II
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   (Last)                           (First)             (Middle)

c/o Rho Capital Partners, Inc.
152 West 57th Street, 23rd Floor
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                                    (Street)

New York                         New York              10019
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


3-Dimensional Pharmaceuticals, Inc.                 DDDP
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Day/Year

March 28, 2003

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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


                                                                                                                6.
                                                                                                 5.             Owner-
                                                                                                 Amount of      ship
                              2.Trans-  2A.Deemed   3.           4.                              Securities     Form:     7.
                               action   Trans-      Transaction  Securities Acquired (A) or      Beneficially   Direct    Nature of
                               Date     action      Code         Disposed of (D)                 Owned Follow-  (D) or    Indirect
1.                                      Date        (Instr. 8)   (Instr. 3, 4 and 5)             ing Reported   Indirect  Beneficial
Title of Security                                   ------------ -----------------------------   Transaction(s) (I)       Ownership
(Instr. 3)                                                                       (A)
                                                                                 or     Price    (Instr. 3
                             (mm/dd/yy)(mm/dd/yy)    Code     V      Amount      (D)             and 4)         (Instr.4)  (Inst. 4)
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

Common Stock                  03/28/03                U            2,485,262      D     $5.74      - 0 -
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
*    If the form is filed by more than one Reporting Person,   see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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



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Common Stock
Warrants           $0.03    03/28/03   U       101,828   D     (1)       (1)     (1)        (1)   $5.71(1)   -0-
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
Explanation of Responses:

(1) Warrants expiring on dates ranging from 7/14/05 to 9/26/06, cancelled pursuant to the terms of a Merger Agreement among the issuer, Johnson & Johnson, and Longbow Merger Sub, Inc., providing for the merger of Longbow with the issuer. Warrants cancelled for cash consideration equal to $5.74 per share, less the cash exercise price of $0.03 per warrant.




          /s/ Peter E. Kalkanis                               March 28, 2003
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

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